                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                                   Check One:

      [ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [X] Form 10-Q [ ] Form N-SAR

                  For Period Ended:  May 31, 2001

                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For the transition period ended:


         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


         If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:


--------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION



         Full Name of Registrant:   OAKHURST COMPANY, INC.

         Former Name if Applicable:

         2751 CENTERVILLE ROAD SUITE 3131
         Address of Principal Executive Office

         WILMINGTON, DELAWARE 19808
         City, State and Zip Code



PART II - RULES 12b-25(B) AND (C)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate):

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report or semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE


State below in reasonable detail the reasons why form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

On July 3, 2001, certain agreements were released from escrow, as a result of which the Company was relieved of significant debt obligations in return for relinquishing its 37.5% ownership interest in New Heights. Also, on or about July 17, 2001, the Company expects to complete a transaction in which it will increase its investment in Sterling Construction Company to 80.1%. In addition, the Company's subsidiary, Steel City Products, Inc., completed a refinancing of its revolving line of credit on July 13, 2001. These matters have been fully described in the Company's Form 10-K for the fiscal year ended February 28, 2001, the filing of which was delayed because of a delay in the completion of the New Heights audit, which was outside of its control; the 10-K was filed on July 13th. As a result of these factors more time is needed to complete the first quarter Form 10-Q.



PART IV - OTHER INFORMATION


         (1) Name and telephone number of person to contact in regard to this notification:

  Mr. Maarten Hemsley              781                     934-2219
  -------------------------------------------------------------------------
      (Name)                    (Area Code)           (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If the answer is no, identify report(s).

                                                      [X]  Yes         [ ]  No


         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?

                                                      [X] Yes          [ ]  No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


The Company expects that its loss from continuing operations will exceed $1.5 million for the quarter ended May 31, 2001, compared with a loss from continuing operations of approximately $1.1 million in the prior fiscal year first quarter.

The increase in the loss is due primarily to increased accrued interest expense under the KTI Loan to fund the Company's investment in New Heights Recovery and Power, LLP. as well as increased losses resulting from the Company's equity investment in New Heights. As indicated above, the Company's interest in New Heights was relinquished on July 3, 2001 in exchange for a significant debt reduction on the KTI Loan. As a result, any gain on this transaction will be recorded in the shareholders' equity section of the balance sheet to be filed with the Company's second quarter Form 10-Q. In addition, results of the Company's subsidiary, Steel City Products, Inc. were lower than prior year by approximately $225,000 due to reduced gross margins on certain product lines.

                             OAKHURST COMPANY, INC.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  July 16, 2001                       By:   /s/ Maarten Hemsley
                                              ----------------------------------
                                              Name:  Maarten Hemsley
                                              Title: President and
                                                     Chief Financial Officer